June 24, 2020

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-238778) of SilverBow Resources, Inc.

Ladies and Gentlemen:

On behalf of SilverBow Resources, Inc. (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington, D.C. time, on June 26, 2020, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you need any additional information, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

SILVERBOW RESOURCES, INC.

By:	/s/ Christopher M. Abundis
Christopher M. Abundis
Executive Vice President, Chief Financial Officer, General Counsel and Secretary